February 7, 2019

Marshall D. Smith
Chief Financial Officer
California Resources Corporation
27200 Tourney Road, Suite 315
Santa Clarita, California 91355

       Re: California Resources Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed November 1, 2018
           File No. 001-36478

Dear Mr. Smith:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources